June 21, 2011

Amanasu Techno Holdings Corporation
445 Park Avenue Center 10th Floor
New York, NY 10022

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Tracy McCoy

Dear Ms. McCoy
Please accept this letter as our response to your letter of comment dated May 9, 2011. Your letter contained two comments and we will respond to them in order.

  I hope to address this comment by providing a written statement in this response letter. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
  Corrections have been made to Exhibit 31 regarding item 6, and will not be included in future filings.
I trust that this response to your letter of comment is satisfactory.

Yours Sincerely,
/s/ Atsushi Maki
Atsushi Maki
Chairman & Chief Executive Officer